Exhibit 99.1

JinkoSolar Announces Change to Senior Management

SHANGRAO, China, May 18, 2021 JinkoSolar Holding Co., Ltd. (the “Company,” or “JinkoSolar”) (NYSE: JKS), one of the largest and most innovative solar module manufacturers in the world, today announced the change of its chief financial officer, in order to comply with certain business operation independence requirements of the Shanghai Stock Exchange’s Sci-Tech Innovation Board (the “STAR Market”) in relation to the proposed listing of its principal operating subsidiary, Jinko Solar Co., Ltd. (“Jiangxi Jinko”) on the STAR Market. The Company does not believe this change to its senior management team will have any material impact on its business operations.

Mr. Haiyun (Charlie) Cao has resigned as chief financial officer of the Company, effective immediately. Mr. Cao will carry out his responsibility at Jiangxi Jinko and will continue serving as a director of the Company. Mr. Mengmeng (Pan) Li has been appointed as chief financial officer of the Company, effective immediately.

Mr. Mengmeng (Pan) Li has been the deputy director of finance of the Company since 2021. Before that, he served as the senior internal audit manager of the Company from July 2017 to 2021. Prior to joining the Company, Mr. Li served as an internal control manager of Hi-P International Limited, an SGX listed company, from 2016 to 2017, and an internal audit manager of Canadian Solar Inc., a Nasdaq listed company, from 2010 to 2015. Prior to 2010, he served at Ernst & Young and KPMG. Mr. Li is a Certified Internal Auditor. He received his bachelor’s degree in economics from Shanghai University of Finance and Economics in 2003.

“We are pleased to welcome Pan as our chief financial officer,” commented Mr. Xiande Li, JinkoSolar’s chairman of the board of directors and chief executive officer, “Pan has extensive experience in the industry, knows JinkoSolar well, and is highly qualified to serve as our chief financial officer.”

About JinkoSolar Holding Co., Ltd.

JinkoSolar (NYSE: JKS) is one of the largest and most innovative solar module manufacturers in the world. JinkoSolar distributes its solar products and sells its solutions and services to a diversified international utility, commercial and residential customer base in China, the United States, Japan, Germany, the United Kingdom, Chile, South Africa, India, Mexico, Brazil, the United Arab Emirates, Italy, Spain, France, Belgium, and other countries and regions. JinkoSolar has built a vertically integrated solar product value chain, with an integrated annual capacity of 22 GW for mono wafers, 11 GW for solar cells, and 31 GW for solar modules, as of December 31, 2020.

JinkoSolar has 9 productions facilities globally, 23 overseas subsidiaries in Japan, South Korea, Vietnam, India, Turkey, Germany, Italy, Switzerland, United States, Mexico, Brazil, Chile, Australia, Portugal, Canada, Malaysia, UAE, Kenya, Denmark, and global sales teams in China, United Kingdom, France, Spain, Bulgaria, Greece, Ukraine, Jordan, Saudi Arabia, Tunisia, Morocco, Kenya, South Africa, Costa Rica, Colombia, Panama, Kazakhstan, Malaysia, Myanmar, Sri Lanka, Thailand, Vietnam, Poland and Argentina, as of December 31, 2020.

To find out more, please see: www.jinkosolar.com .

Safe-Harbor Statement

This press release contains forward-looking statements. These statements constitute "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends, "plans," "believes," "estimates" and similar statements. Among other things, the quotations from management in this press release and the Company's operations and business outlook, contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in JinkoSolar's filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Except as required by law, the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

For investor and media inquiries, please contact:

In China:

Ms. Stella Wang

JinkoSolar Holding Co., Ltd.

Tel: +86 21-5180-8777 ext.7806

Email: ir@jinkosolar.com

Mr. Rene Vanguestaine

Christensen

Tel: + 86 178 1749 0483

Email: rvanguestaine@ChristensenIR.com

In the U.S.:

Ms. Linda Bergkamp
Christensen, Scottsdale, Arizona
Tel: +1-480-614-3004
Email: lbergkamp@ChristensenIR.com